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Bruce K. Dallas

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2022 tel 650 752 3622 fax bruce.dallas@davispolk.com

September 14, 2012
Re:
Comcast Corporation
Form 10-K for the year ended December 31, 2011
Filed February 23, 2012
File No. 1-32871

NBCUniversal Media, LLC
Form 10-K for the fiscal year ended December 31, 2011
Filed February 23, 2012
File No. 333-174175

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549

Attn: Kate Beukenkamp, Legal Examiner

Dear Ms. Beukenkamp:

Comcast Corporation (the “Company”) and its subsidiary NBCUniversal Media, LLC (“NBCUniversal”) are in receipt of the Staff’s comment letters dated September 7, 2012, relating to the above referenced Forms 10-K.  As we discussed, this will confirm the Company’s and NBCUniversal’s request to extend the due date of their respective responses to October 5, 2012.

Respectfully yours,
/s/ Bruce K. Dallas

cc:
Michael J. Angelakis, Vice Chairman and Chief
Financial Officer
Arthur R. Block, Senior Vice President,
General Counsel and Secretary
Lawrence J. Salva, Senior Vice President,
Chief Accounting Officer and Controller